
November 18, 2010

Anthony A. DiTonno
President and Chief Executive Officer
NeurogesX, Inc.
2215 Bridgepointe Parkway, Suite 200
San Mateo, CA 94404

> **Re:** **NeurogesX, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A Filed April 20, 2010**
> **File No. 001-33438**

Dear Mr. DiTonno:

We have reviewed your October 15, 2010 response to our September 27, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

We may have additional comments after reviewing your response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1. We acknowledge your response and proposed revised disclosure to our comment one and we reissue our comment in part. R&D expense for December 31, 2009 was $11.2 million however your proposed disclosure only represents $3.8 million. Revise your proposed disclosure to include the breakdown of the difference between the amount of research and development expense shown in your financial statements for all the periods presented and the sum of the expense for the products discussed and not discussed in sufficient detail to understand the composition of this difference. Tell us the amount of expense for any product not discussed that comprised more than ten percent of this aggregate. In addition, please clarify how you determine that a project has a reasonable chance of entering clinical development.

Form 10-Q for the quarter ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

Revenue from Astellas Agreement, page 5

2. We acknowledge your response and proposed disclosure to our comment six. Please revise your proposed disclosure to also include your accounting policy related to the supply element of the arrangement.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

3. We note your response to our prior comment nine that the Nominating and Corporate Governance Committee, "does take into account…the diversity of the Board of Directors when recommending nominees to serve as directors." Please expand your proposed disclosure to explain how the Committee takes diversity into account in considering nominees to serve as directors.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at (202) 551-3674 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant